EXHIBIT 99.1

Brookfield to Host First Quarter 2022 Results Conference Call

Thursday, May 12, 2022 at 10:00 a.m. (ET)

BROOKFIELD, NEWS, April 20, 2022 (GLOBE NEWSWIRE) -- Brookfield will hold its first quarter 2022 conference call and webcast on Thursday, May 12, 2022 at 10:00 a.m. (ET).

Results will be released that morning before 7:00 a.m. (ET) and will be available on our website at https://bam.brookfield.com/news-events/press-releases.

Participants can join by conference call or webcast:

Conference Call

  Please pre-register by conference call: http://www.directeventreg.com/registration/event/3299480
  Upon registering, you will be emailed a dial-in number, direct passcode, and unique PIN.   This process will bypass the operator and avoid the queue.
  Telephone replay will be archived and available until May 26, 2022. To access this rebroadcast, please call 1-855-859-2056 or 1-404-537-3406 (Conference ID: 3299480).

Webcast

Please join and register by webcast: https://edge.media-server.com/mmc/go/bamQ1-2022

Brookfield Asset Management
Brookfield is a leading global alternative asset manager with approximately $700 billion of assets under management across real estate, infrastructure, renewable power and transition, private equity, and credit. Brookfield owns and operates long-life assets and businesses, many of which form the backbone of the global economy. Utilizing its global reach, access to large-scale capital and operational expertise, Brookfield offers a range of alternative investment products to investors around the world—including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors.

Brookfield is listed on the New York and Toronto stock exchanges under the symbol BAM and BAM.A respectively.

For more information, please visit our website at www.brookfield.com or contact:

Media Kerrie McHugh Tel: (212) 618-3469 kerrie.mchugh@brookfield.com	Investor Relations Linda Northwood Tel: (416) 359-8647 linda.northwood@brookfield.com